UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2021 (Report No. 2)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On December 14, 2021, NLS Pharmaceutics Ltd., or the Registrant, entered into an amendment, or the Amendment, to the Standby Equity Distribution Agreement, or the SEDA, it executed with YA II PN, Ltd. or YA, on September 27, 2021, pursuant to which the Registrant amended the maximum advance amount that may be sold pursuant to the SEDA. In that regard, pursuant to the Amendment, the Registrant may provide YA an advance notice equal to the lesser of an amount equal to one hundred percent (100%) of the average of the daily value traded of the Registrant’s common shares during the five consecutive trading days immediately preceding the date of an advance notice, or (ii) $4,000,000. In addition, the Amendment permits the Registrant to include a minimum acceptable price, in lieu of the Advance Price (as defined in the SEDA), provided, however that such minimum acceptable price shall not be more than 85% of the volume weighted average price on the last completed trading day prior to the time of the delivery of an advance notice.

The foregoing is a summary description of certain terms of the Amendment. For a full description of all terms, please refer to the copy of the Amendment that is filed herewith as Exhibit 99.1 to this form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.
99.1	Amendment No. 1 to Standby Equity Distribution Agreement, dated December 14, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: December 15, 2021	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

3